Filed Pursuant to Rule 424(b)(2)
Registration No. 333-266624-01

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 8, 2022)

$240,000,000

System Energy Resources, Inc.

FIRST MORTGAGE BONDS,

5.30% SERIES DUE DECEMBER 15, 2034

We are offering $240 million of our First Mortgage Bonds, 5.30% Series due December 15, 2034, referred to in this prospectus supplement as the “new bonds.” We will pay interest on the new bonds semi-annually in arrears on June 15 and December 15 of each year. Interest on the new bonds will accrue from December 6, 2024. The first interest payment on the new bonds will be made on June 15, 2025. The new bonds will be a further issuance of, will have the same CUSIP number as, will be fungible with and will be consolidated and form a single series with, our First Mortgage Bonds, 5.30% Series due December 15, 2034 issued on December 6, 2024, in the aggregate principal amount of $300 million, which are referred to in this prospectus supplement as the “original bonds” and, together with the new bonds, the “bonds.” Upon the issuance of the new bonds, the aggregate principal amount of outstanding First Mortgage Bonds, 5.30% Series due December 15, 2034 will be $540 million.

We may redeem the bonds, in whole or in part, (i) at any time prior to September 15, 2034, at the make-whole redemption price described in this prospectus supplement, and (ii) at any time on or after September 15, 2034, prior to maturity of the bonds, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus, in each case, any accrued and unpaid interest thereon to, but not including, the redemption date. See “Description of the New Bonds—Optional Redemption” in this prospectus supplement. The new bonds will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our mortgage and deed of trust (the “mortgage”), which has the benefit of a first mortgage lien on substantially all of our property, which consists of our ownership interest in Unit 1 of the Grand Gulf Steam Electric Generating Station (nuclear) (“Grand Gulf”). The bonds will also be secured by the assignment of our rights to payments under a support agreement described in this prospectus supplement between us and certain of our affiliates. Other indebtedness of ours is secured by an assignment of this support agreement, and we have reserved the right to assign the support agreement to future holders of our indebtedness. We have also reserved the right to terminate this support agreement without the consent of holders of our outstanding first mortgage bonds, subject to certain conditions described herein. By purchasing these new bonds, you will pre-consent to our right to terminate this support agreement and the assignment related to the bonds.

Investing in the new bonds involves risks. See “Risk Factors” on page S-1 of this prospectus supplement and on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds to System Energy (before expenses)
Per new bond	97.120%	0.650%	96.470%
Total	$233,088,000	$1,560,000	$231,528,000

(1)

In addition to the offering price set forth above, each purchaser will pay an amount equal to the interest accrued on the new bonds from and including December 6, 2024, to but excluding the date they are delivered to that purchaser (which amount will aggregate $6,148,000 on May 30, 2025).

The underwriters expect to deliver the new bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York, on or about May 30, 2025.

Joint Book-Running Managers

Citigroup	Morgan Stanley	SMBC Nikko

May 28, 2025

This prospectus supplement, the accompanying prospectus and any related free writing prospectus that we file with the Securities and Exchange Commission, or SEC, contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriters have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriters are not, making an offer or sale of the new bonds in any jurisdiction where the offer or sale is not permitted.

In this prospectus supplement, “System Energy,” “we,” “us” and “our” refer to System Energy Resources, Inc.

Prospectus Supplement

RISK FACTORS

Investing in the new bonds involves certain risks. In considering whether to purchase the new bonds, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” in the accompanying prospectus as well as under the headings “Risk Factors Summary” and “Risk Factors” and the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”), and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “First Quarter 2025 10-Q”), each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

In addition, you should consider the following risk factor relating to the bonds:

The bonds will benefit from the support of the Availability Agreement; however, we have reserved the right to terminate this arrangement. We may exercise this right to terminate in connection with Entergy Mississippi, LLC’s assumption of Entergy Louisiana, LLC’s share of Grand Gulf’s capacity and energy and replace the arrangement with support agreements that do not involve Entergy Louisiana, LLC.

As described elsewhere in this prospectus supplement and the accompanying prospectus, the Availability Agreement (as defined below) is a backstop arrangement for the benefit of our bondholders and other lenders. In addition to the lien of the mortgage, the bonds will have the sole and exclusive benefit of the Forty-second Assignment (as defined below). However, we currently have the right to terminate the Availability Agreement and the outstanding assignments thereof, including the Forty-second Assignment, without the consent of any assignees. By purchasing the new bonds, investors will pre-consent to the termination of the Availability Agreement and any assignments thereof, including the Forty-second Assignment. Exercise of the right to terminate these agreements would end all support arrangements contained in these agreements, including the support arrangements in case of a permanent shut down of Grand Gulf. This exercise, if undertaken by us, may have an adverse impact on our outstanding securities, including the bonds.

We may exercise this right to terminate in connection with the assumption by Entergy Mississippi, LLC of Entergy Louisiana, LLC’s share of Grand Gulf’s capacity and energy, which assumption was effective January 1, 2025, as further described in “Grand Gulf-Related Agreements” under Note 8, “Commitments and Contingencies” and “Filings with the MPSC—Retail Rates—Grand Gulf Capacity Filing” under Note 2, “Rate and Regulatory Matters,” in each case, of the Notes to the financial statements in the 2024 10-K. We expect that we would follow any such termination with execution of a replacement support agreement among Entergy Arkansas, LLC, Entergy Mississippi, LLC, Entergy New Orleans, LLC and us and assignments for the benefit of holders of first mortgage bonds outstanding under the mortgage, including the bonds, in each case, with terms that are substantially similar to those in the existing Availability Agreement and assignments thereof.

SYSTEM ENERGY RESOURCES, INC.

The following section replaces in its entirety the section entitled “System Energy Resources, Inc.” in the accompanying prospectus.

General

We are a corporation organized under the laws of Arkansas. Our principal executive offices are located at 1340 Echelon Parkway, Jackson, Mississippi 39213. Our telephone number is 1-601-368-5000. We are a wholly-owned subsidiary of Entergy Corporation (“Entergy”), which also owns all of the common stock of Entergy Texas, Inc. and, indirectly, the common membership interests in Entergy Arkansas, LLC (“Entergy Arkansas”), Entergy Louisiana, LLC (“Entergy Louisiana”), Entergy Mississippi, LLC (“Entergy Mississippi”) and Entergy New Orleans, LLC (“Entergy New Orleans,” and, together with Entergy Arkansas, Entergy Louisiana and Entergy Mississippi, the “Purchasing Operating Companies”).

Nature of Our Business

Our principal asset consists of our 90% ownership/leasehold interest in Grand Gulf, a nuclear powered electric generating unit near Port Gibson, Mississippi with a capability of approximately 1,400 megawatts. The other 10% of Grand Gulf is owned by Cooperative Energy, a Mississippi electric cooperative, formerly South Mississippi Electric Power Association. Grand Gulf began commercial operation in 1985 and has operated without a significant shutdown since that time except for normal refueling outages. We have approximately a 78.5% ownership interest and, from a sale and leaseback transaction, an 11.5% leasehold interest in Grand Gulf.

We sell the capacity and energy from our 90% interest in Grand Gulf exclusively to the Purchasing Operating Companies. These sales are made under a Unit Power Sales Agreement among us and the Purchasing Operating Companies (the “UPSA”), which has been approved by the Federal Energy Regulatory Commission (“FERC”). (See “—Source of Revenue” below.) In 1990, Entergy Operations, Inc. took over responsibility for operating Grand Gulf. As of March 31, 2025, we had utility plant assets (net of accumulated depreciation) of approximately $2.4 billion, long-term debt (including currently maturing long-term debt) of approximately $1.08 billion and common shareholder’s equity of approximately $960 million.

Source of Revenue

Our operating revenues are derived from the allocation of the capacity, energy and related costs associated with our 90% share of Grand Gulf pursuant to the UPSA. Under that agreement, we agreed to sell all of our share of capacity and energy from Grand Gulf to the Purchasing Operating Companies in accordance with specified percentages (Entergy Arkansas, 36%, Entergy Louisiana, 14%, Entergy Mississippi, 33% and Entergy New Orleans, 17%) as ordered by the FERC. Pursuant to an MSS-4 replacement power purchase agreement effective January 1, 2025, Entergy Mississippi assumed Entergy Louisiana’s 14% share of Grand Gulf’s capacity and energy pursuant to the UPSA, as well as Entergy Louisiana’s 2.43% share of capacity and energy from Entergy Arkansas under the MSS-4 replacement tariff.

Charges under the UPSA are paid in consideration for the Purchasing Operating Companies’ respective entitlement to receive capacity and energy and are payable irrespective of the quantity of energy delivered so long as Grand Gulf remains in commercial operation. The average monthly obligations for payments from the Purchasing Operating Companies to us for 2024 under the UPSA were approximately $16.8 million for Entergy Arkansas, $7.0 million for Entergy Louisiana, $16.4 million for Entergy Mississippi and $8.4 million for Entergy New Orleans.

Payments under the UPSA are our only source of operating revenues. Our financial condition, therefore, depends upon the receipt of payments from the Purchasing Operating Companies under the UPSA and on the continued commercial operation of Grand Gulf. In December 2016, the Nuclear Regulatory Commission granted the extension of Grand Gulf’s operating license to 2044. We have no reason to believe that the Purchasing Operating Companies will not be in a position to meet their financial obligations to pay for their allocated portions of Grand Gulf’s capacity and energy under the UPSA, including such allocated portions that reflect Entergy Mississippi’s assumption of both Entergy Louisiana’s 14% share of Grand Gulf’s capacity and energy and Entergy Louisiana’s 2.43% share of capacity and energy from Entergy Arkansas under the MSS-4 replacement tariff.

For information with respect to these and other commitments and contingent obligations of the Purchasing Operating Companies, reference is made to “Grand Gulf-Related Agreements” under Note 8, “Commitments and Contingencies” and “Filings with the MPSC—Retail Rates—Grand Gulf Capacity Filing” under Note 2, “Rate and Regulatory Matters,” in each case, of the Notes to the financial statements in the 2024 10-K, as well as to “Recent Developments” in this prospectus supplement.

In general, approval by holders of our outstanding indebtedness for borrowed money would not be required for termination, amendment or modification of the UPSA; however, FERC approval would be required for termination, amendment or modification of the UPSA.

Contractual Arrangements for the Benefit of Creditors

As described elsewhere in this prospectus supplement and the accompanying prospectus, substantially all of our property is subject to our mortgage, which secured $910.103 million of our outstanding first mortgage bonds as of March 31, 2025. In addition, certain of our indebtedness for borrowed money, including our outstanding first mortgage bonds, is secured by an assignment of our rights under our Availability Agreement dated as of June 21, 1974, as amended, with the Purchasing Operating Companies (the “Availability Agreement”).

The Availability Agreement provides that we make available to the Purchasing Operating Companies capacity and energy available from our share of Grand Gulf and that, in turn, the Purchasing Operating Companies receive such energy. Pursuant to the Availability Agreement and the assignments thereof, the Purchasing Operating Companies are individually obligated to make monthly payments or subordinated advances to us in accordance with stated percentages (Entergy Arkansas, 17.1%, Entergy Louisiana, 26.9%, Entergy Mississippi, 31.3% and Entergy New Orleans, 24.7%) in amounts that, when added to amounts received under the UPSA or otherwise, are adequate to cover all of (i) our total operating expenses for Grand Gulf, including expenses incurred in connection with a permanent shutdown of Grand Gulf, and (ii) our interest charges. The respective percentages of payments due by the Purchasing Operating Companies were agreed upon by the parties pursuant to an amendment to the Availability Agreement in connection with the financing of the construction costs of Grand Gulf. The different percentages of allocation of capacity and energy from Grand Gulf, and the corresponding payments due by the Purchasing Operating Companies under the UPSA, were ordered by the FERC in June 1985 based upon the FERC’s determination of these companies’ demand responsibilities as provided for under the then-existing System Agreement among the utility subsidiaries of Entergy. For information concerning filings with the FERC relating to the entitlement percentages under the UPSA, reference is made to “Recent Developments” in this prospectus supplement.

The Availability Agreement provides assurances that we should have available adequate cash resources to cover our operating expenses and interest costs and permanent shutdown costs in the event of a shortfall of funds available to us from sales of capacity and energy under the UPSA and from other sources. These assurances do not cover or provide for a return on equity. On the other hand, payments to us under the UPSA cover our full cost of service, to the extent allowed pursuant to FERC ratemaking practices, including a return on equity. The Availability Agreement by its terms provides that amounts payable thereunder in respect of Grand Gulf are payable even if the unit is not in service for any reason. As discussed above, payments under the UPSA are required to be made so long as Grand Gulf remains in commercial operation. Since commercial operation of Grand Gulf began, payments under the UPSA to us have exceeded the amounts payable under the Availability

Agreement. Accordingly, no payments under the Availability Agreement by the Purchasing Operating Companies have ever been required.

We and the other parties to the Availability Agreement currently have the right to terminate, amend or modify the agreement and the assignments thereof without the consent of any assignees.

Additional Information

The information above is only a summary and is not complete. For further information about the support arrangements described above, see “Description of the New Bonds” in each of this prospectus supplement and the accompanying prospectus. For further information about our support arrangements, please refer to the 2024 Form 10-K, including Note 8, “Commitments and Contingencies—Grand Gulf-Related Agreements—Unit Power Sales Agreement” and “—Availability Agreement” of the Notes to the financial statements therein. You should also read the incorporated documents listed under the heading “Where You Can Find More Information” in this prospectus supplement for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings.

RECENT DEVELOPMENTS

In May 2025, System Energy submitted an application to the FERC to modify the UPSA to reflect the revised entitlement percentages of the remaining UPSA purchasers (Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans), upon Entergy Louisiana’s divestiture to Entergy Mississippi of its share of capacity and energy from Grand Gulf. This UPSA modification application is one of the filings contemplated under the settlement agreement between System Energy and the Louisiana Public Service Commission that was approved by the FERC in November 2024 and that resolved substantially all issues in dispute among the settling parties. For further information about the settlement agreement between System Energy and the Louisiana Public Service Commission and the related proceedings, see “Complaints Against System Energy” under Note 2, “Rate and Regulatory Matters,” of the Notes to the financial statements in the 2024 10-K. In addition to updating the entitlement percentages to reflect the effects of Entergy Louisiana’s divestiture, the UPSA modification application revises the entitlement percentages to reflect current resales of Grand Gulf’s energy and capacity under life-of-unit agreements between Entergy Arkansas (as seller) and Entergy Mississippi and Entergy New Orleans (as purchasers). Under the UPSA modification filing, the updated UPSA purchaser entitlement percentages would be as follows: Entergy Mississippi – 56.38%; Entergy Arkansas – 24.19%; Entergy New Orleans – 19.43%. The filing provides for Entergy Louisiana’s removal as a party to the UPSA and for its entitlement percentage to be 0%. The UPSA modification filing is subject to FERC review and acceptance.

Also in May 2025, System Energy, Entergy Louisiana, and Entergy Mississippi submitted an application under section 203 of the Federal Power Act seeking approval for the permanent divestiture by Entergy Louisiana to Entergy Mississippi of its rights to capacity and energy from Grand Gulf. This application is subject to FERC review and approval.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. Accordingly, we incorporate by reference the documents listed below along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the filings are made prior to the time that all of the new bonds are sold in this offering:

1.	the 2024 Form 10-K; and

2.	the First Quarter 2025 Form 10-Q.

You may access a copy of any or all of these filings, free of charge, at our website located at http://www.entergy.com or by writing or calling us at the following address:

Mr. Daniel T. Falstad

Secretary

System Energy Resources, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-2095

You may also direct your requests via email to dfalsta@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus supplement or the accompanying prospectus.

USE OF PROCEEDS

We anticipate that the net proceeds from the issuance and sale of the new bonds will be approximately $230.8 million after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from the issuance and sale of the new bonds to repay or redeem on or prior to maturity the outstanding $200 million aggregate principal amount of our First Mortgage Bonds, 2.14% Series due December 9, 2025, and for general corporate purposes. Pending the application of the net proceeds from the issuance and sale of the new bonds, we may invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy system money pool. This prospectus supplement shall not constitute a notice of redemption of such first mortgage bonds for which the net proceeds from the issuance and sale of the new bonds may be used.

Certain of the underwriters or their affiliates may own a portion of the first mortgage bonds that may be repaid or redeemed with the net proceeds from this offering and may, therefore, receive a portion of the net proceeds from this offering. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

DESCRIPTION OF THE NEW BONDS

General

The mortgage (as defined in the accompanying prospectus) permits us to issue an unlimited amount of first mortgage bonds from time to time in one or more series, so long as we meet issuance tests set forth in the mortgage, which are generally described in the accompanying prospectus under the heading “Description of the New Bonds—Issuance of Additional First Mortgage Bonds.” All first mortgage bonds of any one series need not be issued at the same time, and a series may be reopened for issuances of additional first mortgage bonds of such series. Thus, we may, from time to time, without notice to or the consent of the existing holders of the bonds, create and issue additional first mortgage bonds having the same terms and conditions as the bonds in all respects, except for the issue date, the price to public and, if applicable, the initial interest payment date for such first mortgage bonds. Additional first mortgage bonds issued in this manner will be consolidated with, and will form a single series with, the previously outstanding first mortgage bonds of such series.

The aggregate principal amount of the new bonds offered by this prospectus supplement is $240 million. The new bonds will be a further issuance of, will have the same CUSIP number as, will be fungible with and will be consolidated and form a single series with, our First Mortgage Bonds, 5.30% Series due December 15, 2034, originally issued on December 6, 2024, currently outstanding in the aggregate principal amount of $300 million. The new bonds will have identical terms (other than the date of issuance, the public offering price and the initial interest payment date) with the original bonds; provided, that for U.S. federal income tax purposes, the new bonds will have the same issue date and the same issue price as the original bonds (see “Reopening” in this prospectus supplement). Upon the issuance of the new bonds, the aggregate principal amount of outstanding First Mortgage Bonds, 5.30% Series due December 15, 2034 will be $540 million.

Interest, Maturity and Payment

We are offering $240 million of our First Mortgage Bonds, 5.30% Series due December 15, 2034. We will pay interest on the new bonds semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2025. Interest will accrue at the rate of 5.30% per year and will start to accrue from December 6, 2024, the issue date of the original bonds. As long as the bonds are registered in the name of The Depository Trust Company (“DTC”) or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day (as defined below) immediately preceding such interest payment date. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of 5.30% per year to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

Interest on the bonds will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date, redemption date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date, redemption date or the maturity date will be made on the next Business Day and without any interest or other payment in respect of such delay.

As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Description of the New Bonds—Book-Entry Only Securities.”

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the trustee (as defined in the accompanying prospectus) is closed for business.

Form and Denomination

The new bonds will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The new bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC.

Optional Redemption

Prior to September 15, 2034 (three months prior to the maturity date of the bonds) (the “Par Call Date”), we may redeem the bonds at our option, in whole or in part, on not less than 30 nor more than 60 days’ notice prior to the date fixed for redemption, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal of the bonds to be redeemed and interest thereon discounted to the redemption date (assuming the bonds to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date, and

(2)	100% of the principal amount of the bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Par Call Date, we may redeem the bonds, in whole or in part, at our option, on not less than 30 nor more than 60 days’ notice prior to the date fixed for redemption, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the bonds being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series under our mortgage including the bonds.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable:

(1)	the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or

(2)

if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or

(3)	if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life.

For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third Business Day preceding the redemption date H.15 TCM is no longer published, or, if published, no longer contains the yields for nominal Treasury constant maturities, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date as follows:

(1)

we shall select (a) the United States Treasury security maturing on the Par Call Date, subject to clause (3) below, or (b) if there is no United States Treasury security maturing on the Par Call Date, then the United States Treasury security with the maturity date that is closest to the Par Call Date, subject to clauses (2) and (3) below, as applicable; or

(2)

if there is no United States Treasury security described in clause (1), but there are two or more United States Treasury securities with maturity dates equally distant from the Par Call Date, one or more with maturity dates preceding the Par Call Date and one or more with maturity dates following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding and closest to the Par Call Date, subject to clause (3) below; or

(3)

if there are two or more United States Treasury securities meeting the criteria of the preceding clauses (1) or (2), we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time.

In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices of such United States Treasury security (expressed as a percentage of principal amount and rounded to three decimal places) at 11:00 a.m., New York City time.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Additional Security; Reservation of Right to Terminate

In addition to the first mortgage lien on our Mortgaged Property (as defined in the accompanying prospectus), all of the first mortgage bonds currently outstanding under the mortgage ($910.103 million aggregate principal amount as of March 31, 2025) are also secured by assignments (the “Existing Assignments”) of our rights under the Availability Agreement. The bonds will have as additional security the sole and exclusive benefit of the Forty-second Assignment of Availability Agreement, Consent and Agreement (the “Forty-second Assignment” and, together with the Existing Assignments, the “Assignments”) among the Purchasing Operating Companies, the trustee and us, and all proceeds therefrom.

Under the Forty-second Assignment, we have assigned to the holders of the bonds our rights, on a pari passu basis, to certain payments which the Purchasing Operating Companies have agreed to make to us in respect of Grand Gulf. Pursuant to the Assignments, the Purchasing Operating Companies agree that, in the event that they were prohibited by governmental action from making payments under the Availability Agreement (for example if the FERC reduced or disallowed such payments as constituting excessive rates), they would then make subordinated advances to us in the same amounts and at the same times as the prohibited payments. We would not be allowed to repay these subordinated advances so long as we remained in default under the related indebtedness or in other similar circumstances. Each of the Assignments provides that the Purchasing Operating Companies will make payments directly to us. However, if there is an event of default, those payments must be made directly to the holders of indebtedness that are the beneficiaries of the Assignments. The payments must be made pro rata according to the amount of the respective obligations secured. We have reserved the right to assign our rights to these payments from the Purchasing Operating Companies to other lenders on a pari passu basis.

We have agreed pursuant to the UPSA to sell all of our share of capacity and energy from Grand Gulf to the Purchasing Operating Companies in accordance with specified percentages (Entergy Arkansas, LLC—36%, Entergy Louisiana, LLC—14%, Entergy Mississippi, LLC—33%, and Entergy New Orleans, LLC—17%) as ordered by the FERC. Effective January 1, 2025, Entergy Mississippi assumed Entergy Louisiana’s 14% of our share of Grand Gulf’s capacity and energy, as well as Entergy Louisiana’s 2.43% share of capacity and energy from Entergy Arkansas under the MSS-4 replacement tariff.

The obligations of the Purchasing Operating Companies to make payments under the Availability Agreement are subject to the receipt and continued effectiveness of all necessary approvals. Sales of capacity and energy under the Availability Agreement would require that the Availability Agreement be submitted to the FERC for approval with respect to the terms of such sale. No such filing with the FERC has been made because sales of capacity and energy from Grand Gulf are being made pursuant to the UPSA. If, for any reason, sales of capacity and energy are made in the future pursuant to the Availability Agreement, the jurisdictional portions of the Availability Agreement would be submitted to the FERC for approval.

Under the Forty-second Assignment, provisions of the Availability Agreement and the Forty-second Assignment may be amended, waived, modified, discharged or otherwise changed at any time upon the receipt of consents from the holders of more than 50% of the aggregate outstanding principal amount of the bonds and any other necessary consents. By the terms of the new bonds, holders of the new bonds will consent to our right to terminate the Availability Agreement and the Forty-second Assignment without any further action by the holders, subject to certain conditions.

We have reserved the right to terminate the Availability Agreement and the Forty-second Assignment upon delivery to the trustee of an officer’s certificate stating that the Availability Agreement and the Assignments thereof are similarly terminated as to all other outstanding series of first mortgage bonds and all of our other indebtedness. We and the other parties to the Availability Agreement currently have the right to terminate the Availability Agreement and the assignments thereof, including the Forty-second Assignment, without the consent of any assignees. Exercise of the right to terminate these agreements would end all support arrangements contained therein, including the support arrangements in case of a permanent shut down of Grand Gulf. We have covenanted not to grant any security interest in our rights under the Availability Agreement or the Forty-second Assignment, except to the extent expressly permitted pursuant to or recognized by the terms of the Forty-second Assignment.

We may exercise this right to terminate in connection with Entergy Mississippi’s above-described long-term assumption of Entergy Louisiana’s share of Grand Gulf’s capacity and energy, which assumption was effective January 1, 2025. However, we expect that we would follow any such termination with execution of a replacement support agreement among Entergy Arkansas, Entergy Mississippi, Entergy New Orleans and us and assignments for the benefit of holders of first mortgage bonds outstanding under the mortgage, including the bonds, in each case, with terms that are substantially similar to those in the existing Availability Agreement and assignments thereof.

Except for the Availability Agreement (as long as it is in effect), there are no other support arrangements in respect of the bonds from any of our affiliates, including Entergy or the Purchasing Operating Companies.

Please also refer to the information under the heading “System Energy Resources, Inc.—Source of Revenue” and “ —Contractual Arrangements for the Benefit of Creditors” herein. For information with respect to these and other commitments and contingent obligations of the Purchasing Operating Companies, please also refer to “Grand Gulf-Related Agreements” under Note 8, “Commitments and Contingencies” and “Filings with the MPSC—Retail Rates—Grand Gulf Capacity Filing” under Note 2, “Rate and Regulatory Matters,” in each case, of the Notes to the financial statements in the 2024 10-K, as well as to the information under the heading “Recent Developments” in this prospectus supplement.

Purchase of the Bonds

We or our affiliates may, at any time and from time to time, purchase all or some of the bonds at any price or prices by means other than redemption, whether by tender, in the open market, by private negotiated agreement or otherwise, subject to applicable law.

Issuance of Additional First Mortgage Bonds

See “Description of the New Bonds—Issuance of Additional First Mortgage Bonds” in the accompanying prospectus for a description of the bases upon which we are permitted to issue first mortgage bonds under the mortgage and the related requirements for such issuance. The new bonds will be issued on the basis of Retired Securities (as defined in the accompanying prospectus). As of March 31, 2025, we could have issued approximately $495 million principal amount of first mortgage bonds on the basis of Retired Securities, and we had approximately $1,756 million of unfunded property additions, entitling us to issue approximately $1,229 million principal amount of first mortgage bonds on the basis of Property Additions (as defined in the accompanying prospectus).

Additional Events of Default

In addition to the “events of default” described in the accompanying prospectus under the heading “Description of the New Bonds—Events of Default,” so long as the bonds are outstanding, additional “events of default” will include (i) various defaults by any of the Purchasing Operating Companies or us in connection with the Availability Agreement or the Forty-second Assignment, all generally subject to 30-day grace periods and with the right of the holders of at least 15% in principal amount of the bonds then outstanding to give notice of default in certain such cases and (ii) the cessation of the Availability Agreement and the Forty-second Assignment to be in full force and effect under certain circumstances, unless a substitute agreement is provided under certain conditions.

Additional Information

For additional information about the bonds, see “Description of the New Bonds” in the accompanying prospectus, including:

1.	additional information about the terms of the bonds,

2.	general information about the mortgage and the trustee, including the lien of the mortgage, excepted property and permitted liens,

3.	a description of certain restrictions contained in the mortgage, and

4.	a description of events of default under the mortgage.

REOPENING

For U.S. federal income tax purposes, we intend to treat the new bonds offered hereby as being issued in a “qualified reopening” of the currently outstanding First Mortgage Bonds, 5.30% Series due December 15, 2034. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, the new bonds offered hereby will have the same December 6, 2024 issue date and the same issue price as the original bonds for U.S. federal income tax purposes.

A portion of the price paid for the new bonds issued pursuant to this offering will be allocable to interest that accrued prior to the date such new bonds are purchased (“pre-acquisition accrued interest”). To the extent a portion of a holder’s purchase price is allocable to pre-acquisition accrued interest, the portion of the first stated interest payment equal to the amount of such pre-acquisition accrued interest may be treated as a non-taxable return of such pre-acquisition accrued interest to such holder. If so, the amount treated as a return of pre- acquisition accrued interest will reduce a holder’s adjusted tax basis in the new bond by a corresponding amount.

If the amount paid by a holder for a new bond pursuant to this offering (excluding any amount attributable to pre-acquisition accrued interest) is greater than its principal amount, such holder will generally be considered to have purchased the new bond with “bond premium” in the amount equal to such excess. A holder generally may be able to elect to amortize this bond premium, using a constant-yield method, over the remaining term of the new bond by offsetting the interest income on such new bond allocable to an accrual period with the premium allocable to such accrual period. If a holder makes such an election, such holder’s adjusted tax basis in the new bond will be reduced by the amount of premium amortized. However, because we may redeem the bonds prior to maturity at a premium, special rules may apply that could reduce, eliminate or defer the amount of premium that an electing holder may amortize with respect to a new bond. If a holder does not elect to amortize the premium, the premium will decrease the gain or increase the loss such holder would otherwise recognize on a disposition of such new bond. An election to amortize bond premium applies to all taxable debt obligations owned or acquired by the holder on or after the first day of the first taxable year for which the election is made and may be revoked only with the consent of the Internal Revenue Service.

The discussion above is for general information purposes only and is not intended to constitute a complete description of all tax consequences relating to the ownership and disposition of the new bonds. Prospective investors should consult their own tax advisors as to the particular federal, state, or local tax consequences to them of the ownership and disposition of the new bonds, including with respect to the treatment of any pre-acquisition accrued interest, amortizable bond premium, or market discount.

UNDERWRITING (CONFLICTS OF INTEREST)

General

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally and not jointly agreed to purchase, the principal amount of new bonds set forth opposite its name below:

Name	Principal Amount of New Bonds
Citigroup Global Markets Inc.	$80,000,000
Morgan Stanley & Co. LLC	80,000,000
SMBC Nikko Securities America, Inc.	80,000,000

Total	$240,000,000

Under the terms and conditions set forth in the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the new bonds if any are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the new bonds may be purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer all or part of the new bonds directly to the public at the price to public set forth on the cover page hereof and may offer the new bonds to certain securities dealers at such price less a concession not in excess of 0.40% of the principal amount of the new bonds. The underwriters may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of 0.25% of the principal amount of the new bonds. After the initial offering of the new bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the underwriting discount we will pay to the underwriters in respect of this offering:

Per new bond	0.65%
Total	$1,560,000

We estimate that the total expenses payable by us for this offering will be approximately $710,000, excluding the underwriting discount.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in that respect.

The new bonds will be a further issuance of, will have the same CUSIP number as, will be fungible with and will be consolidated and form a single series with our First Mortgage Bonds, 5.30% Series due December 15, 2034, originally issued on December 6, 2024 in the aggregate principal amount of $300,000,000, which class of securities has no established trading market. We cannot assure you as to (1) the liquidity of any such market that may develop, (2) the ability of holders of bonds to sell their bonds or (3) the price at which the holders of bonds would be able to sell their bonds. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We do not intend to apply for listing of the bonds on any securities exchange or for inclusion of the bonds in any automated quotation system.

To facilitate the offering of the new bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the new bonds. Specifically, they may over-allot in connection with the offering, creating a short position in the new bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the new bonds, the underwriters may bid for, and purchase, the new bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the new bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Settlement

It is expected that delivery of the new bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the second business day following the date of this prospectus supplement (such settlement being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the new bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the new bonds will initially settle in T+2, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the new bonds who wish to trade the new bonds more than one business day prior to the scheduled settlement date should consult their own advisors.

Certain Relationships

In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have in the past and may in the future engage in investment banking, commercial banking or other transactions of a financial nature with us and our affiliates, for which they have received, or may receive, customary compensation. All of the underwriters, either directly or through affiliates, are lenders under certain Entergy system credit facilities.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours and/or our affiliates.

If any of the underwriters or their respective affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and may continue to hedge, and certain other of those underwriters or their respective affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, those underwriters and their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the bonds. Any such credit default swaps or short positions could adversely affect future trading prices of the bonds. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Certain of the underwriters or their affiliates may own a portion of the first mortgage bonds that may be redeemed or repaid with the net proceeds from this offering. See “Use of Proceeds” in this prospectus supplement. Because more than 5% of the net proceeds from this offering may be used to repay amounts owed to one or more underwriters (or their affiliates) in respect of such first mortgage bonds, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Under Rule 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering, as this offering is of a class of securities that are “investment grade rated” within the meaning of Rule 5121. In order to comply with Rule 5121, any underwriter that has a conflict of interest within the meaning of Rule 5121 may not make sales in this offering to any accounts over which it exercises discretionary authority without first receiving the specific written approval of the account holder and maintaining such approval in that underwriter’s records.

EXPERTS

The financial statements of System Energy Resources, Inc. as of December 31, 2024, and 2023, and for each of the three years in the period ended December 31, 2024, incorporated by reference in this Prospectus Supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

PROSPECTUS

FIRST MORTGAGE BONDS

SYSTEM ENERGY RESOURCES, INC.

1340 Echelon Parkway

Jackson, Mississippi 39213

Telephone (601) 368-5000

We -

•	may periodically offer our first mortgage bonds in one or more series; and

•	will determine the price and other terms of each series of first mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds -

•	will be secured by a mortgage that constitutes a first mortgage lien (subject to certain exceptions and permitted liens) on substantially all of our property; and

•	will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You -

•	will receive interest and principal payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of first mortgage bonds only if accompanied by the prospectus supplements for those series. We will provide the specific information for those offerings and the specific terms of those first mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the first mortgage bonds offered by this prospectus involves risks. See “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the first mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of first mortgage bonds.

The date of this prospectus is August 8, 2022.

RISK FACTORS

Investing in the first mortgage bonds involves certain risks. In considering whether to purchase the first mortgage bonds being offered by this prospectus (the “New Bonds”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the headings “Risk Factors Summary” and “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for our most recent fiscal year, in any Quarterly Report on Form 10-Q that we have filed since our most recent Annual Report on Form 10-K and in any other subsequent document that we file (not furnish) with the Securities and Exchange Commission (the “SEC”), each of which is incorporated by reference in this prospectus.

In addition, you should consider the following risk factor relating to the New Bonds:

The New Bonds will benefit from the support of the Availability Agreement; however, we have reserved the right to terminate this arrangement.

As described elsewhere in this prospectus, the Availability Agreement (as defined below) is a backstop arrangement for the benefit of our bondholders and other lenders. In addition to the lien of our mortgage, the New Bonds may have the sole and exclusive benefit of an Assignment of Availability Agreement, Consent and Agreement. However, we currently have the right to terminate the Availability Agreement, and the assignment thereof, without the consent of any assignees. By purchasing New Bonds offered by this prospectus, investors will pre-consent to the termination of the Availability Agreement and any Assignment of Availability Agreement, Consent and Agreement that may apply to the New Bonds. Exercise of the right to terminate these agreements would end all support arrangements contained in the agreements, including the support arrangements in case of a permanent shut down of Grand Gulf (as defined below). This exercise, if undertaken by us, may have an adverse impact on our outstanding securities, including the New Bonds.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the SEC as a wholly-owned subsidiary of Entergy Corporation, which is a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). By utilizing a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the New Bonds described in this prospectus. This prospectus provides a general description of the New Bonds being offered. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. It is important for you to consider the information contained in this prospectus, the related prospectus supplement and the exhibits to the registration statement, together with the additional information referenced under the heading “Where You Can Find More Information,” in making your investment decision. For more detailed information about the New Bonds, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

SYSTEM ENERGY RESOURCES, INC.

General

We are a corporation organized under the laws of Arkansas. Our principal executive offices are located at 1340 Echelon Parkway, Jackson, Mississippi 39213. Our telephone number is 1-601-368-5000. We are a wholly-owned subsidiary of Entergy Corporation (“Entergy”), which also owns all of the common stock of Entergy Texas, Inc. and, indirectly, the common membership interests in Entergy Arkansas, LLC (“Entergy Arkansas”), Entergy Louisiana, LLC (“Entergy Louisiana”), Entergy Mississippi, LLC (“Entergy Mississippi”) and Entergy New Orleans, LLC (“Entergy New Orleans,” and, together with Entergy Arkansas, Entergy Louisiana and Entergy Mississippi, the “System Operating Companies”).

Nature of Our Business

Our principal asset consists of our 90% ownership/leasehold interest in Unit 1 of the Grand Gulf Steam Electric Generating Station (nuclear) (“Grand Gulf”), a 1,404-megawatt nuclear powered electric generating unit near Port Gibson, Mississippi. The other 10% of Grand Gulf is owned by Cooperative Energy, a Mississippi electric cooperative, formerly South Mississippi Electric Power Association. Grand Gulf began commercial operation in 1985 and has operated without a significant shutdown since that time except for normal refueling outages. We have approximately a 78.5% ownership interest and, from a sale and leaseback transaction, an 11.5% leasehold interest in Grand Gulf.

We sell the capacity and energy from our 90% interest in Grand Gulf exclusively to the System Operating Companies. These sales are made under a Unit Power Sales Agreement among us and the System Operating Companies (the “Unit Power Sales Agreement”), which has been approved by the Federal Energy Regulatory Commission (the “FERC”). (See “Source of Revenue” below.) In 1990, Entergy Operations, Inc. took over responsibility for operating Grand Gulf. As of June 30, 2022, we had utility plant assets (net of accumulated depreciation) of approximately $2.3 billion, long-term debt of approximately $802 million and common shareholder’s equity of approximately $743 million.

Source of Revenue

Our operating revenues are derived from the allocation of the capacity, energy and related costs associated with our 90% share of Grand Gulf pursuant to the Unit Power Sales Agreement. Under that agreement, we agreed to sell all of our share of capacity and energy from Grand Gulf to the System Operating Companies in accordance with specified percentages (Entergy Arkansas, 36%, Entergy Louisiana, 14%, Entergy Mississippi, 33% and Entergy New Orleans, 17%) as ordered by the FERC. Charges under the Unit Power Sales Agreement are paid in consideration for the purchasing System Operating Companies’ respective entitlement to receive capacity and energy and are payable irrespective of the quantity of energy delivered so long as Grand Gulf remains in commercial operation. The average monthly obligations for payments from the System Operating Companies to us for 2021 under the Unit Power Sales Agreement were approximately $16.4 million for Entergy Arkansas, $6.5 million for Entergy Louisiana, $14.6 million for Entergy Mississippi and $7.9 million for Entergy New Orleans.

Payments under the Unit Power Sales Agreement are our only source of operating revenues. Our financial condition, therefore, depends upon the receipt of payments from the System Operating Companies under the Unit Power Sales Agreement and on the continued commercial operation of Grand Gulf. We have no reason to believe that the System Operating Companies will not be in a position to meet their financial obligations to pay for their allocated portions of Grand Gulf capacity and energy under the Unit Power Sales Agreement. For information with respect to other commitments and contingent obligations of the System Operating Companies, reference is made to Note 8, “Commitments and Contingencies” of the Notes to Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”).

The Unit Power Sales Agreement is to remain in effect until terminated by the parties (this termination being subject to the FERC’s approval), which we expect to occur upon Grand Gulf’s retirement from service at the expiration date of its operating license in 2044. In general, approval by holders of our outstanding indebtedness for borrowed money would not be required for termination, amendment or modification of the Unit Power Sales Agreement.

Contractual Arrangements for the Benefit of Creditors

As described elsewhere in this prospectus, substantially all of our property is subject to our mortgage, which secured $587.603 million of our outstanding first mortgage bonds as of June 30, 2022. In addition, certain of our indebtedness for borrowed money, including our outstanding first mortgage bonds, is secured by an assignment of our rights under our Availability Agreement dated as of June 21, 1974, as amended, with the System Operating Companies (the “Availability Agreement”). The New Bonds offered by this prospectus may likewise be secured by assignments of our rights under this support arrangement; however, by the terms of the New Bonds, holders of the New Bonds will consent to our right to terminate this agreement and assignments without any further action by the holders, subject to certain conditions.

Pursuant to the Availability Agreement and the assignments thereof, the System Operating Companies are individually obligated to make payments or subordinated advances to us in accordance with stated percentages (Entergy Arkansas, 17.1%, Entergy Louisiana, 26.9%, Entergy Mississippi, 31.3% and Entergy New Orleans, 24.7%) in amounts that, when added to amounts received under the Unit Power Sales Agreement or otherwise, are adequate to cover all of (i) our total operating expenses for Grand Gulf, including depreciation at a specified rate and permanent shutdown costs, and (ii) our interest charges. The respective percentages of payments due by the System Operating Companies were agreed upon by the parties pursuant to an amendment to the Availability Agreement in connection with the financing of the construction costs of Grand Gulf. The different percentages of allocation of capacity and energy from Grand Gulf, and the corresponding payments due by the System Operating Companies under the Unit Power Sales Agreement, were ordered by the FERC in June 1985 based upon the FERC’s determination of these companies’ system-wide demand responsibilities.

The Availability Agreement provides assurances that we should have available adequate cash resources to cover our operating expenses and interest costs and permanent shutdown costs in the event of a shortfall of funds available to us from sales of capacity and energy under the Unit Power Sales Agreement and from other sources. These assurances do not cover or provide for a return on equity. On the other hand, payments to us under the Unit Power Sales Agreement cover our full cost of service, to the extent allowed pursuant to FERC ratemaking practices, including a return on equity. The Availability Agreement by its terms provides that amounts payable thereunder in respect of Grand Gulf are payable even if the unit is not in service for any reason. As discussed above, payments under the Unit Power Sales Agreement are required to be made so long as Grand Gulf remains in commercial operation. Since commercial operation of Grand Gulf began, payments under the Unit Power Sales Agreement to us have exceeded the amounts payable under the Availability Agreement. Accordingly, no payments under the Availability Agreement by the System Operating Companies have ever been required.

We and the other parties to the Availability Agreement currently have the right to terminate, amend or modify the agreement and the assignments thereof without the consent of any assignees.

Additional Information

The information above is only a summary and is not complete. For further information about the support arrangements described above, see “Description of the New Bonds” in this prospectus. For further information about our support arrangements, please refer to the 2021 Form 10-K, including Note 8, “Commitments and Contingencies—Grand Gulf—Related Agreements—Unit Power Sales Agreement,” “—Availability Agreement” and “—Reallocation Agreement” of the Notes to Financial Statements therein. You should also read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore are required to file annual, quarterly and current reports and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings contemplated by this prospectus are completed or terminated:

1.	the 2021 Form 10-K;

2.	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, and June 30, 2022; and

3.	our Current Reports on Form 8-K filed May 6, 2022, and June 23, 2022.

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Mr. Daniel T. Falstad

Secretary

System Energy Resources, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-2095

You may also direct your requests via e-mail to dfalsta@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

This prospectus, any accompanying prospectus supplement and any free-writing prospectus that we file with the SEC contain and incorporate by reference information that you should consider when making your investment decision. We have not, and any underwriters, dealers or agents have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. We are not, and any underwriters, dealers or agents are not, making an offer of the New Bonds in any jurisdiction where the offer or sale is not permitted.

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the offering of the New Bonds will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW BONDS

The following description sets forth the general terms and provisions of the New Bonds that we may offer by this prospectus. We will describe in one or more prospectus supplements the particular terms of the New Bonds and provisions that vary from those described below.

We may issue the New Bonds from time to time in the future, in one or more series, under a Mortgage and Deed of Trust dated as of June 15, 1977, as it has heretofore been and may be amended or supplemented from time to time (the “mortgage”), between us and The Bank of New York Mellon, as successor trustee (the “trustee”). All first mortgage bonds issued or to be issued under the mortgage, including the New Bonds offered by this prospectus, are referred to herein as “first mortgage bonds.”

This section of the prospectus contains a summary of certain terms and provisions of the mortgage. The mortgage contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the New Bonds or the mortgage. The mortgage is filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the mortgage for provisions that may be important to you. This summary is subject to and qualified in its entirety by reference to all the provisions of the mortgage, including the definitions of some of the terms used in the mortgage. This summary is also subject to and qualified by reference to the description of the particular terms of each series of New Bonds described in the applicable prospectus supplement or supplements. The mortgage has been qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and you should also refer to the Trust Indenture Act for provisions that apply to the New Bonds.

General

The mortgage permits us to issue first mortgage bonds from time to time in an unlimited aggregate amount subject to the limitations described under “—Issuance of Additional First Mortgage Bonds.” All first mortgage bonds of any one series need not be issued at the same time, and a series may be reopened for issuances of additional first mortgage bonds of that series. This means that we may from time to time, without notice to or consent of the existing holders of the first mortgage bonds of any series, including the New Bonds, create and issue additional first mortgage bonds of a series having the same terms and conditions as the previously issued first mortgage bonds of that series in all respects, except for issue date, price to public and, if applicable, the initial interest payment on those additional first mortgage bonds. Additional first mortgage bonds issued in this manner will be consolidated with, and will form a single series with, the previously issued first mortgage bonds of that series. For more information, see the discussion below under “—Issuance of Additional First Mortgage Bonds.”

Terms of Specific Series of the New Bonds

A prospectus supplement and any supplemental indenture, board resolution or officer’s certificate relating to any series of New Bonds being offered by this prospectus will include specific terms relating to that offering. These terms will include some or all of the following terms that apply to that series:

•	the title of the series of New Bonds;

•	any limit upon the total principal amount of the series of New Bonds;

•	the dates, or the method to determine the dates, on which the principal of the series of New Bonds will be payable and how it will be paid;

•

the interest rate or rates that the series of New Bonds will bear, or how the rate or rates will be determined, the interest payment dates for the series of New Bonds and the regular record dates for interest payments;

•	any right to extend the interest payments for, or the maturity of, the series of New Bonds and the duration of any such extension;

•	the percentage, if less than 100%, of the principal amount of the series of New Bonds that will be payable if the maturity of the series of New Bonds is accelerated;

•	any date or dates on which the series of New Bonds may be redeemed at our option and the terms, conditions and any restrictions on those redemptions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the series of New Bonds;

•	any additions or exceptions to the events of default under the mortgage or additions or exceptions to our covenants under the mortgage for the benefit of the holders of series of New Bonds;

•	any denominations other than multiples of $1,000 in which the series of New Bonds will be issued;

•

if payments on the series of New Bonds may be made in a currency or currencies other than United States dollars; and, if so, the means through which the equivalent principal amount of any payment in United States dollars is to be determined for any purpose;

•	any terms pursuant to which the series of New Bonds may be converted into or exchanged for other securities of ours or of another entity;

•	any additional collateral security for the series of New Bonds; and

•	any other terms of the series of New Bonds not inconsistent with the terms of the mortgage.

(Mortgage, Section 301.)

As of June 30, 2022, we had approximately $587.603 million principal amount of first mortgage bonds outstanding under the mortgage.

We may sell New Bonds at a discount below their principal amount or at a premium above their principal amount. United States federal income tax considerations applicable to New Bonds sold at an original issue discount will be described in the applicable prospectus supplement if we sell New Bonds at an original issue discount. In addition, important United States federal income tax or other tax considerations applicable to any New Bonds denominated or payable in a currency or currency unit other than United States dollars will be described in the applicable prospectus supplement if we sell New Bonds denominated or payable in a currency or currency unit other than United States dollars.

Except as may otherwise be described in the applicable prospectus supplement, the covenants contained in the mortgage will not afford holders of New Bonds protection in the event of a highly-leveraged or a change of control transaction involving us.

Redemption

We will set forth any terms for the redemption of New Bonds of any series in the applicable prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to New Bonds redeemable at the option of the holder of those New Bonds, the New Bonds will be redeemable upon notice to holders by mail at least 30 days prior to the redemption date. (Mortgage, Section 504.) Unless the New Bonds are held in book-entry only form through the facilities of The Depository Trust Company (“DTC”), in which case DTC’s procedures for selection shall apply (see “—Book-Entry Only Securities”), if less than all of the New Bonds of any series or any tranche thereof are to be redeemed, the trustee will select the New Bonds to be redeemed. (Mortgage, Section 503.)

Unless we default in the payment of the redemption price and accrued interest, if any, in the case of an unconditional notice of redemption, the New Bonds subject to such notice of redemption will cease to bear interest on the redemption date. (Mortgage, Section 505.) We will pay the redemption price and any accrued interest to the redemption date upon surrender of any New Bond for redemption. (Mortgage, Section 505.) If only part of a New Bond is redeemed, the trustee will deliver to the holder of the New Bond a new New Bond of the same series for the remaining portion at our expense. (Mortgage, Section 506.)

Unless otherwise specified in the applicable prospectus supplement, we may make any redemption at our option conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price and accrued interest, if any. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the New Bonds. (Mortgage, Section 504.)

Payment and Paying Agents

Except as may be provided in the applicable prospectus supplement, interest, if any, on each New Bond payable on any interest payment date will be paid to the person in whose name that New Bond is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any New Bond, the defaulted interest may be paid to the holder of that New Bond as of the close of business on a date between 10 and 15 days before the date proposed by us for payment of the defaulted interest (and not less than 10 days after the trustee receives notice of our proposal) or in any other manner permitted by any securities exchange on which that New Bond may be listed, if the trustee finds it practicable. (Mortgage, Section 307.)

Unless otherwise specified in the applicable prospectus supplement, principal, premium, if any, and interest on the New Bonds at maturity will be payable upon presentation of the New Bonds at the corporate trust office of The Bank of New York Mellon in The City of New York, as our paying agent. However, we may choose to make payment of interest by check mailed to the address of the persons entitled to payment as they may appear or have appeared in the security register for the New Bonds. We may change the place of payment on the New Bonds, appoint one or more additional paying agents (including us) and remove any paying agent, all at our discretion. (Mortgage, Section 702.)

As long as the New Bonds are registered in the name of DTC, or its nominee, as described under “—Book-Entry Only Securities,” payments of principal, premium, if any, and interest will be made to DTC for subsequent disbursement to Beneficial Owners (as defined below) of the New Bonds.

Registration and Transfer

Unless otherwise specified in the applicable prospectus supplement, and subject to restrictions related to the issuance of New Bonds through DTC’s book-entry system as described under “—Book-Entry Only Securities,” the transfer of New Bonds may be registered, and New Bonds may be exchanged for other New Bonds of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the trustee in The City of New York. (Mortgage, Section 305.) We may, upon prompt written notice to the trustee and the holders of the New Bonds, designate one or more additional places, or change the place or places previously designated, for registration of transfer and exchange of the New Bonds. (Mortgage, Section 702.) No service charge will be made for any registration of transfer or exchange of the New

Bonds. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with a registration of transfer or exchange of the New Bonds. We will not be required to execute or to provide for the registration, transfer or exchange of any New Bond:

•	during the 15 days before an interest payment date;

•	during the 15 days before giving any notice of redemption; or

•	selected for redemption except the unredeemed portion of any New Bond being redeemed in part.

(Mortgage, Section 305.)

Security

The mortgage secures the first mortgage bonds now outstanding and will secure the New Bonds. The mortgage constitutes a first mortgage lien on all of our properties, other than Excepted Property (as defined below) and subject to Permitted Liens (as discussed below). These properties are sometimes referred to as our “Mortgaged Property.”

Permitted Liens

The lien of the mortgage is subject to Permitted Liens described in the mortgage. These Permitted Liens include, among others,

•	liens existing at September 1, 2012 (the “Execution Date” of the restatement of the Mortgage);

•	as to property acquired by us after the Execution Date, liens existing or placed on such property at the time we acquire such property and any Purchase Money Liens;

•

tax liens, assessments and other governmental charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days’ notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•

mechanics’, workmen’s, repairmen’s, materialmen’s, warehousemen’s and carriers’ liens, other liens incident to construction, liens or privileges of any of our employees for salary or wages earned, but not yet payable, and other liens, including without limitation liens for worker’s compensation awards, arising in the ordinary course of business for charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days’ notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•	specified judgment liens and Prepaid Liens;

•	easements, leases, reservations or other rights of others (including governmental entities) in, and defects of title in, our property;

•	liens securing indebtedness or other obligations relating to real property for specified transmission, distribution or communication purposes or for the purpose of obtaining rights-of-way;

•	specified leases and leasehold, license, franchise and permit interests;

•	liens resulting from law, rules, regulations, orders or rights of Governmental Authorities and specified liens required by law or governmental regulations;

•

liens to secure or statutory public obligations; rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property;

•	rights and interests of persons other than us arising out of agreements relating to the common ownership or joint use of property, and liens on the interests of those Persons in the property;

•	restrictions on assignment and/or requirements of any assignee to qualify as a permitted assignee; and

•	liens which have been bonded for the full amount in dispute or for the payment of which other adequate security arrangements have been made.

(Mortgage, Granting Clauses and Section 101.)

The mortgage provides that the trustee will have a lien, prior to the lien on the Mortgaged Property securing the New Bonds, for the payment of its reasonable compensation and expenses and for indemnity against specified liabilities. (Mortgage, Section 1007.) This lien would be a Permitted Lien under the mortgage.

Excepted Property

The lien of the mortgage does not cover, among other things, the following types of property:

•	all cash, deposit accounts, securities and all policies of insurance on the lives of our officers not paid or delivered to or deposited with or held by the trustee or required so to be;

•

all contracts, leases, operating agreements and other agreements of all kinds and rights thereunder (other than our franchises, permits and licenses that are transferable and necessary for the operation of the Mortgaged Property), bills, notes and other instruments, revenues, income and earnings, all accounts, accounts receivable, rights to payment, payment intangibles and unbilled revenues, credits, claims, demands and judgments;

•

all governmental and other licenses, permits, franchises, consents and allowances (other than our franchises, permits and licenses that are transferable and necessary for the operation of Mortgaged Property);

•	all unrecorded easements and rights of way;

•	all intellectual property rights and other general intangibles;

•	all vehicles, movable equipment, aircraft and vessels and all parts, accessories and supplies used in connection with any of the foregoing;

•	all personal property of such character that the perfection of a security interest therein or other lien thereon is not governed by the Uniform Commercial Code in effect where we are organized;

•

all merchandise and appliances acquired for the purpose of resale in the ordinary course and conduct of our business, any nuclear fuel and all materials and supplies held for consumption in use or operation of any of our properties or held in advance of use thereof for fixed capital purposes;

•

all electric energy and capacity, gas, steam and other materials and products generated, manufactured, produced or purchased by us for sale, distribution or use in the ordinary course and conduct of our business;

•

all property that is the subject of a lease agreement designating us as lessee, and all our right, title and interest in and to the property and in, to and under the lease agreement, whether or not the lease agreement is intended as security, and the last day of the term of any lease or leasehold which may become subject to the lien of the mortgage;

•

all property which before or after the Execution Date has been released from the lien of the mortgage and any improvements, extensions and additions to such properties and renewals, replacements, substitutions of or for any parts thereof;

•	all timber, minerals, mineral rights and royalties; and

•	all property not acquired by us for use in our electricity generation business.

We sometimes refer to property of ours not covered by the lien of the mortgage as “Excepted Property.” (Mortgage, Granting Clauses.)

Funded Property

Mortgaged Property owned by us at any particular time is sometimes referred to as “Property Additions.” All Mortgaged Property owned by us that immediately prior to the Execution Date was “Funded Property,” as this term was defined in the mortgage at that time, is considered Funded Property. Funded Property is Property Additions that have been used under the mortgage for the issuance of first mortgage bonds, the release or retirement of Funded Property, or the withdrawal of cash deposited with the trustee for the issuance of first mortgage bonds. Unfunded Property Additions will become Funded Property when used under the mortgage for the issuance of first mortgage bonds, the release or retirement of Funded Property, or the withdrawal of cash deposited with the trustee for the issuance of first mortgage bonds.

Issuance of Additional First Mortgage Bonds

Subject to the issuance restrictions described below, the aggregate principal amount of first mortgage bonds that may be authenticated and delivered under the mortgage is unlimited. (Mortgage, Section 301.) First mortgage bonds of any series may be issued from time to time only on the basis of, and in an aggregate principal amount not exceeding, the sum of the following:

•

70% of the cost or fair value to us (whichever is less) of Property Additions that do not constitute Funded Property (generally, Property Additions that (i) have been made the basis of the authentication and delivery of New Bonds, the release of Mortgaged Property or the withdrawal of cash, (ii) have been substituted for retired Funded Property or (iii) have been used for other specified purposes (Mortgage, Section 102.)) after specified deductions and additions, primarily including adjustments to offset property retirements;

•	the aggregate principal amount of Retired Securities, as defined below; or

•	an amount of cash deposited with the trustee.

“Retired Securities” means any first mortgage bonds authenticated and delivered under the mortgage that (i) no longer remain outstanding, (ii) have not been made the basis of the authentication and delivery of first mortgage bonds, the release of Mortgaged Property or the withdrawal of cash; and (iii) have not been paid, redeemed, purchased or otherwise retired by the application thereto of Funded Cash. (Mortgage, Sections 101, 1601, 1603, 1604 and 1605.)

As of June 30, 2022, we could have issued approximately $818 million principal amount of first mortgage bonds on the basis of Retired Securities, and we had approximately $1,489 million of unfunded property additions, entitling us to issue approximately $1,042 million principal amount of first mortgage bonds on the basis of Property Additions. Such amount will be affected by the issuance of any additional first mortgage bonds, including the New Bonds, and the retirement of existing first mortgage bonds with the proceeds of the New Bonds. New Bonds in a greater amount may also be issued for the refunding of outstanding first mortgage bonds.

There is no “earnings” or similar test required under the mortgage or as a condition to the issuance of first mortgage bonds under the mortgage.

Other than the security afforded by the lien of the mortgage and restrictions on the issuance of additional first mortgage bonds described above, there are no provisions of the mortgage that grant the holders of the first mortgage bonds protection in the event of a highly-leveraged transaction involving us.

Release of Property

Unless an event of default under the mortgage has occurred and is continuing, we may obtain the release from the lien of the mortgage of any collateral for the first mortgage bonds that constitutes Funded Property, except for cash held by the trustee, upon delivery to the trustee of an amount in cash equal to the amount, if any, by which the lower of the cost or fair value of the property to be released exceeds the aggregate of:

•	an amount equal to the aggregate principal amount of any obligations secured by Purchase Money Liens upon the property to be released and delivered to the trustee;

•

an amount equal to the cost or fair value to us (whichever is less) of certified Property Additions not constituting Funded Property after specified deductions and additions, primarily including adjustments to offset property retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the release);

•

X% (as defined below) of the aggregate principal amount of first mortgage bonds that we would be entitled to issue on the basis of Retired Securities (with the entitlement being waived by operation of the release);

•

any amount in cash and/or an amount equal to the aggregate principal amount of any obligations secured by Purchase Money Liens delivered to a holder of a prior lien on Mortgaged Property in consideration for the release of such Mortgaged Property from such prior lien; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released. (Mortgage, Section 1803.)

The term “X%” as used in the third bullet above shall mean the reciprocal of 70%; except if the Corresponding Retired Security was initially authenticated and delivered prior to the Execution Date, then X% shall mean the reciprocal of 60%. “Corresponding Retired Security” shall mean the Retired Security or fraction thereof selected by us to serve as the basis for issuance of first mortgage bonds for such right to the authentication and delivery of first mortgage bonds so waived. (Mortgage, Section 1803.)

Unless an event of default under the mortgage has occurred and is continuing, we may obtain the release from the lien of the mortgage of any part of the Mortgaged Property or any interest therein, which does not constitute Funded Property or Funded Cash held by the trustee, without depositing any cash or property with the trustee as long as (a) the aggregate amount of cost or fair value to us (whichever is less) of all Property Additions which do not constitute Funded Property (excluding the property to be released) after specified deductions and additions, primarily including adjustments to offset property retirements, is not less than zero or (b) the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to us (whichever is less) of Property Additions acquired, made or constructed within the 90-day period preceding the release. (Mortgage, Section 1804.)

The mortgage provides simplified procedures for the release of Mortgaged Property with a net book value of up to the greater of $10 million or 3% of outstanding first mortgage bonds during a calendar year and for the release of Mortgaged Property taken or sold in connection with the power of eminent domain, provides for dispositions of certain obsolete or unnecessary Mortgaged Property and for grants or surrender of certain easements, leases or rights of way without any release or consent by the trustee. (Mortgage Sections 1802, 1805 and 1807.)

If we retain any interest in any property released from the lien of the mortgage, the mortgage will not become a lien on the property or the interest in the property or any improvements, extensions or additions to, or any renewals, replacements or substitutions of or for, any part or parts of the property unless we subject such property to the lien of the mortgage. (Mortgage, Section 1810.)

The mortgage also provides that we may terminate, abandon, surrender, cancel, release, modify or dispose of any of our franchises, permits or licenses that are Mortgaged Property without any consent of the trustee or the holders of outstanding first mortgage bonds; provided that (i) such action is, in our opinion, necessary, desirable or advisable in the conduct of our business, and (ii) any of our franchises, permits or licenses that, in our opinion, cease to be necessary for the operation of Mortgaged Property shall automatically cease to be Mortgaged Property without any release or consent, or report to, the trustee. (Mortgage, Section 1802.)

Withdrawal of Cash

Unless an event of default under the mortgage has occurred and is continuing, and subject to specified limitations, cash held by the trustee may, generally, (1) be withdrawn by us (a) to the extent of the cost or fair value to us (whichever is less) of Property Additions not constituting Funded Property, after specified deductions and additions, primarily including adjustments to offset retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the withdrawal) or (b) in an amount equal to the aggregate principal amount of first mortgage bonds that we would be entitled to issue on the basis of Retired Securities (with the entitlement to the issuance being waived by operation of the withdrawal) or (c) in an amount equal to the aggregate principal amount of any outstanding first mortgage bonds delivered to the trustee (with the first mortgage bonds to be cancelled by the trustee), or (2) upon our request, be applied to (a) the purchase of first mortgage bonds or (b) the payment (or provision for payment) at stated maturity of any first mortgage bonds or the redemption (or provision for payment) of any first mortgage bonds which are redeemable. (Mortgage, Section 1806.)

Satisfaction and Discharge of New Bonds

We will be discharged from our obligations on the New Bonds if we irrevocably deposit with the trustee or any paying agent, other than us, sufficient cash or government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of the New Bonds. (Mortgage, Section 801.)

Consolidation, Merger and Conveyance of Assets

Under the terms of the mortgage, we may not consolidate with or merge into any other entity or convey, transfer or lease as, or substantially as, an entirety to any entity the Mortgaged Property, unless:

•

the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases our Mortgaged Property as, or substantially as, an entirety, is organized and validly existing under the laws of any domestic jurisdiction, and it expressly assumes our obligations on all first mortgage bonds then outstanding and under the mortgage and confirms the lien of the mortgage on the Mortgaged Property (as constituted immediately prior to the time such transaction became effective) and subjecting to the lien of the mortgage all property thereafter acquired by the successor entity that constitutes an improvement, extension or addition to the Mortgaged Property (as so constituted) or a renewal, replacement or substitution of or for any part thereof, but only to the extent that such improvement, extension or addition is so affixed or attached to real property as to be regarded a part of such real property or is an improvement, extension or addition to personal property that is made to maintain, renew, repair or improve the function of such personal property and is physically installed in or affixed to such personal property;

•

in the case of a lease, such lease is made expressly subject to termination by us or by the trustee and by the purchaser of the property so leased at any sale thereof at any time during the continuance of an event of default under the mortgage;

•	we shall have delivered to the trustee an officer’s certificate and an opinion of counsel as provided in the mortgage; and

•

immediately after giving effect to such transaction (and treating any debt that becomes an obligation of the successor entity as a result of such transaction as having been incurred by the successor entity at the time of such transaction), no event of default under the mortgage, or event which, after notice or lapse of time or both, would become an event of default under the mortgage, shall have occurred and be continuing.

(Mortgage, Section 1201.) In the case of the conveyance or other transfer of the Mortgaged Property as, or substantially as, an entirety to another entity, upon the satisfaction of all the conditions described above, we would be released and discharged from all our obligations and covenants under the mortgage and on the first mortgage bonds then outstanding unless we elect to waive such release and discharge. (Mortgage, Section 1204.)

The mortgage does not prevent or restrict:

•

any conveyance or other transfer, or lease, of any part of the Mortgaged Property that does not constitute the entirety, or substantially the entirety, of the Mortgaged Property; or (Mortgage, Section 1205.)

•

any conveyance, transfer or lease of any of our properties where we retain Mortgaged Property with a fair value in excess of 143% of the aggregate principal amount of all outstanding first mortgage bonds, and any other outstanding debt secured by a Purchase Money Lien that ranks equally with, or senior to, the first mortgage bonds with respect to the Mortgaged Property. This fair value will be determined within 90 days of the conveyance, transfer or lease by an independent expert that we select. (Mortgage, Section 1206.)

Although the successor entity may, in its sole discretion, subject to the lien of the mortgage property then owned or thereafter acquired by the successor entity, the lien of the mortgage generally will not cover the property of the successor entity other than the mortgaged property it acquires from us and improvements, extensions and additions to such property and renewals, replacements and substitutions thereof, within the meaning of the mortgage. (Mortgage, Section 1203.)

The terms of the mortgage do not restrict mergers in which we are the surviving entity. (Mortgage, Section 1205.) A statutory merger in which our assets and liabilities may be allocated among one or more entities shall not be considered to be a merger, consolidation or conveyance of Mortgaged Property subject to the provisions of the mortgage described above unless all or substantially all of the Mortgaged Property is allocated to one or more other entities.

Events of Default

“Event of default,” when used in the mortgage with respect to first mortgage bonds, means any of the following:

•

failure to pay interest on any first mortgage bond for 30 days after it is due unless we have made a valid extension of the interest payment period with respect to such first mortgage bond as provided in the mortgage;

•	failure to pay the principal of or any premium on any first mortgage bond when due unless we have made a valid extension of the maturity of such first mortgage bond as provided in the mortgage;

•

failure to perform or breach of any other covenant or warranty in the mortgage that continues for 90 days after we receive written notice from the trustee, or we and the trustee receive written notice from the holders of at least 33% in aggregate principal amount of the outstanding first mortgage bonds, unless the trustee, or the trustee and the holders of a principal amount of first mortgage bonds not less than the principal amount of first mortgage bonds the holders of which gave such notice, as the case may be, agree in writing to an extension of such period prior to its expiration; provided, however, that the trustee, or the trustee and the holders of such principal amount of first mortgage bonds, as the case may be, shall be deemed to have agreed to an extension of such period if corrective action is initiated by us within such period and is being diligently pursued;

•	events of our bankruptcy, insolvency or reorganization as specified in the mortgage; or

•	any other event of default included in any supplemental indenture, board resolution or officer’s certificate establishing a series of first mortgage bonds.

(Mortgage, Sections 301, 901 and 1301.)

The trustee is required to give notice of any default under the mortgage known to the trustee in the manner and to the extent required to do so by the Trust Indenture Act, unless such default shall have been cured or waived. However, in the case of any default of the character specified in the third bullet in the preceding paragraph, no such notice to holders of the outstanding first mortgage bonds shall be given until at least 60 days after the occurrence thereof. (Mortgage, Section 1002.)

Remedies

Acceleration of Maturity

If an event of default under the mortgage occurs and is continuing, then the trustee, by written notice to us, or the holders of at least 33% in aggregate principal amount of the outstanding first mortgage bonds, by written notice to us and the trustee, may declare the principal amount of all of the first mortgage bonds to be due and payable immediately, and upon our receipt of such notice, such principal amount, together with premium, if any, and accrued and unpaid interest will become immediately due and payable. (Mortgage, Section 902.)

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Rescission of Acceleration

At any time after such a declaration of acceleration has been made but before any sale of the Mortgaged Property and before a judgment or decree for payment of the money due has been obtained by the trustee, the event of default under the mortgage giving rise to such declaration of acceleration will be considered cured, and such declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

(1)	all overdue interest on all outstanding first mortgage bonds;

(2)	the principal of and premium, if any, on the outstanding first mortgage bonds that have become due otherwise than by such declaration of acceleration and overdue interest thereon;

(3)	interest on overdue interest, if any, to the extent lawful; and

(4)	all amounts due to the trustee under the mortgage; and

•	any other event of default under the mortgage with respect to the first mortgage bonds has been cured or waived as provided in the mortgage.

(Mortgage, Section 902.)

Trustee Powers

Subject to the mortgage, under specified circumstances and to the extent permitted by law, if an event of default under the mortgage occurs and is continuing, the trustee is entitled to the appointment of a receiver for the Mortgaged Property and is entitled to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (Mortgage, Section 916.)

Control by Holders

Other than its duties in the case of an event of default under the mortgage, the trustee is not obligated to exercise any of its rights or powers under the mortgage at the request, order or direction of any of the holders, unless the holders offer the trustee an indemnity satisfactory to it. (Mortgage, Section 1003.) If they provide this indemnity, the holders of a majority in principal amount of the outstanding first mortgage bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. The trustee is not obligated to comply with directions that conflict with law or other provisions of the mortgage or that could involve the trustee in personal liability in circumstances where indemnity would not, in the trustee’s sole discretion, be adequate. (Mortgage, Section 912.)

Limitation on Holders’ Right to Institute Proceedings

No holder of first mortgage bonds will have any right to institute any proceeding under the mortgage, or any remedy under the mortgage, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default under the mortgage;

•

the holders of a majority in aggregate principal amount of the outstanding first mortgage bonds of all series have made a written request to the trustee and have offered indemnity satisfactory to the trustee to institute proceedings; and

•

the trustee has failed to institute any proceeding for 60 days after notice and has not received during that period any direction from the holders of a majority in aggregate principal amount of the outstanding first mortgage bonds inconsistent with the written request of holders referred to above;

provided that no holder or holders of first mortgage bonds shall have any right in any manner to affect or prejudice the rights of other holders of outstanding first mortgage bonds or to obtain priority over such other holders. (Mortgage, Section 907.) However, these limitations do not apply to the absolute and unconditional right of a holder of a first mortgage bond to institute suit for payment of the principal, premium, if any, or interest on the first mortgage bond on or after the applicable due date. (Mortgage, Section 908.)

Evidence to be Furnished to the Trustee

Compliance with the mortgage provisions is evidenced by written statements of our officers or persons we select or pay. In certain cases, opinions of counsel and certifications of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. We must give the trustee an annual certificate as to whether or not we have fulfilled our obligations under the mortgage throughout the preceding year. (Mortgage, Section 705.)

Modification and Waiver

Without the consent of any holder of first mortgage bonds, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the mortgage and in the first mortgage bonds;

•	to add one or more covenants or other provisions for the benefit of the holders of all or any series or tranche of first mortgage bonds, or to surrender any right or power conferred upon us;

•	to add additional events of default under the mortgage for all or any series of first mortgage bonds;

•

to change, eliminate or add any provision to the mortgage; provided, however, if the change, elimination or addition will adversely affect the interests of the holders of first mortgage bonds of any series in any material respect, the change, elimination or addition will become effective only:

(1) when the consent of the holders of first mortgage bonds of such series has been obtained in accordance with the mortgage; or

(2) when no first mortgage bonds of the affected series remain outstanding under the mortgage;

•	to provide additional security for any first mortgage bonds;

•	to establish the form or terms of first mortgage bonds of any other series as permitted by the mortgage;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor trustee or co-trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the first mortgage bonds of all or any series;

•

to change any place where principal, premium, if any, and interest shall be payable, first mortgage bonds may be surrendered for registration of transfer or exchange, and notices and demands to us may be served;

•

to amend and restate the mortgage as originally executed and as amended from time to time, with additions, deletions and other changes that do not adversely affect the interests of the holders of first mortgage bonds of any series in any material respect; or

•

to cure any ambiguity or inconsistency or to make any other changes or additions to the provisions of the mortgage if such changes or additions will not adversely affect the interests of first mortgage bonds of any series in any material respect.

(Mortgage, Section 1301.)

The holders of a majority in aggregate principal amount of then outstanding first mortgage bonds, considered as one class, may waive compliance by us with some restrictive provisions of the mortgage. (Mortgage, Section 706.) The holders of a majority in principal amount of then outstanding first mortgage bonds may waive any past default under the mortgage, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the mortgage that cannot be modified or amended without the consent of the holder of each outstanding first mortgage bond of any affected series. (Mortgage, Section 913.)

Except as provided below, the consent of the holders of a majority in aggregate principal amount of then outstanding first mortgage bonds, considered as one class, is required for all other amendments or modifications to the mortgage. However, if less than all of the series of first mortgage bonds outstanding are directly affected by a proposed amendment or modification, then the consent of the holders of only a majority in aggregate principal amount of the outstanding first mortgage bonds of all series that are directly affected, considered as one class, will be required. Notwithstanding the foregoing, no amendment or modification may be made without the consent of the holder of each directly affected first mortgage bond then outstanding to:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any first mortgage bond, or reduce the principal amount of any first mortgage bond or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any first mortgage bond;

•

create any lien ranking prior to or on a parity with the lien of the mortgage with respect to the Mortgaged Property, terminate the lien of the mortgage on the Mortgaged Property or deprive any holder of a first mortgage bond of the benefits of the security of the lien of the mortgage;

•

reduce the percentage in principal amount of the outstanding first mortgage bonds of any series the consent of the holders of which is required for any amendment or modification or any waiver of compliance with a provision of the mortgage or of any default thereunder and its consequences, or reduce the requirements for a quorum or voting; or

•	modify certain provisions of the mortgage relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the first mortgage bonds of any series.

A supplemental indenture that changes the mortgage solely for the benefit of one or more particular series of first mortgage bonds, or modifies the rights of the holders of first mortgage bonds of one or more series, will not affect the rights under the mortgage of the holders of the first mortgage bonds of any other series. (Mortgage, Section 1302.)

The mortgage provides that first mortgage bonds owned by us or anyone else required to make payment on the first mortgage bonds shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Mortgage, Section 101.)

We may fix in advance a record date to determine the holders of first mortgage bonds entitled to give any request, demand, authorization, direction, notice, consent, waiver or similar act of the holders, but we have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding first mortgage bonds have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding first mortgage bonds will be computed as of the record date.

Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder of any first mortgage bond will bind every future holder of that first mortgage bond and the holder of every first mortgage bond issued upon the registration of transfer of or in exchange for that first mortgage bond. A transferee will also be bound by acts of the trustee or us in reliance thereon, whether or not notation of that action is made upon the first mortgage bond. (Mortgage, Section 106.)

Resignation of a Trustee

The trustee may resign at any time by giving written notice to us or may be removed at any time by an act of the holders of a majority in principal amount of first mortgage bonds then outstanding delivered to the trustee and us. No resignation or removal of the trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a board resolution appointing a successor trustee and the successor has accepted the appointment in accordance with the terms of the mortgage, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the mortgage. (Mortgage, Section 1010.)

Notices

Notices to holders of New Bonds will be given by mail to the addresses of such holders as they may appear in the security register for the New Bonds. (Mortgage, Section 108.)

Title

We, the trustee, and any of our or the trustee’s agents, may treat the person in whose name New Bonds are registered as the absolute owner thereof, whether or not the New Bonds may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Mortgage, Section 308.)

Governing Law

The mortgage is, and the New Bonds will be, governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its conflicts of laws principles, except where otherwise required by law, including with respect to the creation, perfection, priority or enforcement of the lien of the mortgage. (Mortgage, Section 114.)

Information about the Trustee

The trustee is The Bank of New York Mellon. In addition to acting as trustee, The Bank of New York Mellon also acts, and may act, as trustee under various other of our and our affiliates’ indentures, trusts and guarantees. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the trustee and its affiliates in the ordinary course of our respective businesses.

Book-Entry Only Securities

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will trade through DTC. Each series of New Bonds will be represented by one or more global certificates and registered in the name of Cede & Co., DTC’s nominee. Upon issuance of the global certificates, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the New Bonds represented by such global certificates to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the agents, brokers, dealers or underwriters involved in the issuance. Ownership of beneficial interests in the global certificates will be limited to participants or persons that may hold interests through participants. The global certificates will be deposited with the trustee as custodian for DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries that DTC’s participants deposit with DTC). DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges in the participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a participant. DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of the New Bonds within the DTC system must be made by or through participants, who will receive a credit for the New Bonds on DTC’s records. The ownership interest of each actual purchaser of each New Bond (“Beneficial Owner”) is in turn to be recorded on the participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through whom they purchased New Bonds. Transfers of ownership interests in the New Bonds are to be accomplished by entries made on the books of the participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates for their New Bonds of a series, except in the event that use of the book-entry system for the New Bonds of that series is discontinued.

To facilitate subsequent transfers, all New Bonds deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the New Bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Bonds. DTC’s records reflect only the identity of the participants to whose accounts such New Bonds are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to Beneficial Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of the New Bonds may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults, and proposed amendments to the mortgage. Beneficial Owners of the New Bonds may wish to ascertain that the nominee holding the New Bonds has agreed to obtain and transmit notices to the Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices will be sent to DTC. If less than all of the New Bonds of a series are being redeemed, DTC’s practice is to determine by lot the amount of New Bonds of such series held by each participant to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will itself consent or vote with respect to New Bonds, unless authorized by a participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the New Bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

Payments of redemption proceeds, principal of, and interest on the New Bonds will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street-name,” and will be the responsibility of participants and not of DTC, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the trustee or us, disbursement of such payments to participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of participants.

Except as provided in the applicable prospectus supplement, a Beneficial Owner will not be entitled to receive physical delivery of the New Bonds. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the New Bonds.

DTC may discontinue providing its services as securities depositary with respect to the New Bonds at any time by giving reasonable notice to us or the trustee. In the event no successor securities depositary is obtained, certificates for the New Bonds will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to some or all of the New Bonds. In that event, certificates for the New Bonds of such series will be printed and delivered. If certificates for such series of New Bonds are printed and delivered,

•	those New Bonds will be issued in fully registered form without coupons;

•

a holder of certificated New Bonds would be able to exchange those New Bonds, without charge, for an equal aggregate principal amount of New Bonds of the same series, having the same issue date and with identical terms and provisions; and

•	a holder of certificated New Bonds would be able to transfer those New Bonds without cost to another holder, other than for applicable stamp taxes or other governmental charges.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Bonds including:

1.	through one or more underwriters or dealers;

2.	directly to one or more purchasers;

3.	through one or more agents; or

4.	through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Bonds will set forth the terms of the offering of the New Bonds, including:

1.	the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2.	the initial public offering price;

3.	any underwriting discounts and other items constituting underwriters’ compensation;

4.	the proceeds we will receive from that sale; and

5.	any discounts or concessions to be allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Bonds through underwriters, they will acquire the New Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate-covering transactions in accordance with Rule 104 of Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Bonds so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate-covering transactions may cause the price of the New Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best-efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act.

Listing

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will not be listed on a national securities exchange. No assurance can be given that any broker-dealer will make a market in any series of the New Bonds, and, in any event, no assurance can be given as to the liquidity of the trading market for any of the New Bonds.

EXPERTS

The financial statements of System Energy Resources, Inc. incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Bonds and certain legal matters with respect to the offering of the New Bonds will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York, as to matters of New York law, Friday, Eldredge & Clark, LLP, Little Rock, Arkansas, as to matters of Arkansas law, and Wise Carter Child & Caraway, Professional Association, Jackson, Mississippi, as to matters of Mississippi law. Morgan, Lewis & Bockius LLP may rely on the opinion of Friday, Eldredge & Clark, LLP as to matters of Arkansas law relevant to its opinion, and on the opinion of Wise Carter Child & Caraway, Professional Association as to matters of Mississippi law relevant to its opinion. Friday, Eldredge & Clark, LLP may rely on the opinion of Morgan, Lewis & Bockius LLP as to matters of New York law relevant to its opinion, and on the opinion of Wise Carter Child & Caraway, Professional Association as to matters of Mississippi law relevant to its opinion. Wise Carter Child & Caraway, Professional Association may rely on the opinion of Friday, Eldredge & Clark, LLP as to matters of Arkansas law relevant to its opinion, and on the opinion of Morgan, Lewis & Bockius LLP as to matters of New York law relevant to its opinion. Certain legal matters with respect to the offering of the New Bonds will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP from time to time represents us and certain of our affiliates in connection with various matters.